UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 22, 2026

NORWOOD FINANCIAL CORP

(Exact name of registrant as specified in its charter)

Pennsylvania	0-28364	23-2828306
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

717 Main Street, Honesdale, Pennsylvania	18431
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (570) 253-1455

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	NWFL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

NORWOOD FINANCIAL CORP

INFORMATION TO BE INCLUDED IN THE REPORT

Item 2.02	Results of Operations and Financial Condition.

On January 22, 2026, Norwood Financial Corp (the “Company”) issued a press release announcing its earnings for the three and twelve months ended December 31, 2025. A copy of the press release is furnished with this report as exhibit 99.1 hereto and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 7.01	Regulation FD Disclosure.

On January 22, 2026, the Company will host an earnings call with respect to earnings for the fourth quarter of 2025 and will use and post an earnings presentation for Q4 2025, which will include December 31, 2025, financial highlights (the “Earnings Presentation”). The Earnings Presentation is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference. The information included in this Current Report pursuant to this Item 7.01 is being furnished to, and not filed with, the Securities and Exchange Commission (“SEC”) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

By filing this Current Report on Form 8-K and furnishing the information contained herein, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

The information contained in the Earnings Presentation is summary information that is intended to be considered in the context of the Company’s SEC filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits:

The following exhibits are being furnished with this report.

No.	Description

99.1	Press Release dated January 22, 2026.

99.2	Norwood Financial Corp Q4 2025 Earnings Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORWOOD FINANCIAL CORP

Date: January 22, 2026	By:	/s/ John M. McCaffery
John M. McCaffery
Executive Vice President and Chief Financial Officer (Duly Authorized Representative)

Exhibit 99.1

FOR IMMEDIATE RELEASE

Norwood Financial Corp announces Fourth Quarter and Full Year 2025 Results

Full Year Highlights:

•	Full year fully diluted EPS of $3.01.

•	Full year net interest margin increased 58 basis points over the prior year.

•	Full year loan growth of 8.2%.

•	Full year deposit growth of 11.8%.

•	Non-interest bearing DDA up 10% during 2025.

•	Tangible book value per share increased 15.4%.

Honesdale, Pennsylvania – January 22, 2026 - Norwood Financial Corp (Nasdaq Global Market-NWFL) and its subsidiary, Wayne Bank, announced results for the three months and full year ended December 31, 2025.

Jim Donnelly, President and Chief Executive Officer, stated, “We finished the year on a positive note in the fourth quarter, as we continued to maintain solid growth, while improving profitability and efficiency. Our disciplined approach and commitment to core values propels us to be able to deliver strong results for our shareholders. I am proud of the performance of the entire Norwood team as they remain focused on delivering the products and services that help our customers achieve their goals. This gives us great momentum as we enter 2026.

“On January 5, we closed on the acquisition of Presence Bank, giving us a larger geographic presence, greater assets, and a talented team dedicated to serving our communities. I am energized by this combination and believe that we are on our way to creating a bright future for us, our customers, and our shareholders.”

	Year-Over Year			Linked Quarter			Year-to-Date
(dollars in thousands, except per share data)	3 Months Ended			3 Months Ended			12 Months Ended
	Dec-25	Dec-24	Change	Sep-25	Change		Dec-25	Dec-24	Change
Net interest income	$20,944	$16,625	$4,319	$20,458	$486		$78,324	$62,191	$16,133
Net interest spread (fte) [1]	2.93%	2.31%	62 bps	0.00%	(1	) bp	2.81%	2.17%	64 bps
Net interest margin (fte) [1]	3.60%	3.04%	56 bps	3.63%	(3	) bps	3.49%	2.91%	58 bps
Pre Provision Net Revenue (PPNR) [1]	$9,836	$(14,453)	$24,289	$10,029	$(193)		$36,792	$2,415	$34,377
Net income (loss)	$7,442	$(12,651)	$20,093	$8,334	$(892)		$27,755	$(160)	$27,915
Diluted earnings per share	$0.81	$(1.54)	$2.35	$0.89	$(0.08)		$3.01	$(0.02)	$3.03
Return on average assets	1.21%	-2.19%	340 bps	1.40%	-19 bps		1.17%	-0.01%	118 bps
Return on average tangible equity	14.01%	-30.77%	4478 bps	16.76%	-275 bps		14.03%	-0.10%	1413	bps

1 - Non GAAP ratio. See Non-GAAP Reconciliation

Excluding 2025 merger charges and 2024 Loss on Sale of Securities (see Non-GAAP reconciliations)

	Year-Over Year			Linked Quarter		Year-to-Date
(dollars in thousands, except per share data)	3 Months Ended			3 Months Ended		12 Months Ended
	Dec-25	Dec-24	Change	Sep-25	Change	Dec-25	Dec-24	Change
Pre Provision Net Revenue (PPNR)	$10,356	$5,509	$4,847	$10,597	$(241)	$38,030	$22,377	$15,653
Net income (loss)	$7,853	$3,119	$4,734	$8,783	$(930)	$28,733	$15,610	$13,123
Diluted earnings per share	$0.85	$0.38	$0.47	$0.94	$(0.09)	$3.11	$1.93	$1.18
Return on average assets	1.28%	0.54%	74 bps	1.47%	-19 bps	1.21%	0.69%	52 bps
Return on average tangible equity	14.78%	7.59%	719 bps	17.66%	-288 bps	14.53%	9.97%	456 bps

Discussion of financial results for the three months and full year ended December 31, 2025 (all comparisons are year-over-year):

•	Fourth quarter net income of $7.4 million increased $20.0 million.

•	Net interest income increased during the fourth quarter due to increases in earning assets and yields on those assets while interest costs of liabilities decreased.

•	Correspondingly, the net interest margin in the fourth quarter was 3.60% compared to 3.04%.

•	Non-interest income for the full year increased $806 thousand or 9.2%, excluding the 2024 loss on the sale of securities.

•	Total assets were $2.425 billion, compared to $2.317 billion, an increase of 4.63%.

•	Loans receivable were $1.853 billion, compared to $1.713 billion, an increase of 8.2%.

•	Total deposits were $2.079 billion, compared to $1.859 billion, an increase of 11.8%.

•	Tangible Common Equity Ratio was 8.88%, versus 8.05%.

•	Tangible Book Value per share increased $3.05 to $22.90 from $19.85.

Norwood Financial Corp is the parent company of Wayne Bank, which operates from fifteen offices throughout Northeastern Pennsylvania and fourteen offices in Delaware, Sullivan, Ontario, Otsego and Yates Counties, New York. The Company’s stock trades on the Nasdaq Global Market under the symbol “NWFL”.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words “believes”, “anticipates”, “contemplates”, “expects”, “bode”, “future performance”, “solid footing,” “good momentum,” “bright future”, “robust growth” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include, among other things, changes in federal and state laws, changes in interest rates, our ability to maintain strong credit quality metrics, our ability to have future performance, our ability to control core operating expenses and costs, demand for real estate, government fiscal and trade policies, cybersecurity and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Non-GAAP Measures

In addition to presenting information in conformity with accounting principles generally accepted in the United States of America (GAAP), this news release contains financial information determined by methods other than GAAP (non-GAAP). The following measures used in this release, which are commonly utilized by financial institutions, have not been specifically exempted by the Securities and Exchange Commission (“SEC”) and may constitute “non-GAAP financial measures” within the meaning of the SEC’s rules.

The Company has provided in this news release supplemental disclosures for the calculation of

•	Net Interest Spread (fte)

•	Net Interest Margin (fte)

•	Pre-Provision Net Revenue

•	Earnings per share

•	Return on average assets

•	Return on average tangible equity

Management believes that the non-GAAP financial measures disclosed by the Company from time to time are useful in evaluating the Company’s performance and that such information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Our non-GAAP financial measures may differ from similar measures presented by other companies. Refer to the tables on pages 10-12 for Non-GAAP to GAAP reconciliations.

Contact: John M. McCaffery

Executive Vice President &

Chief Financial Officer

NORWOOD FINANCIAL CORP

272-304-3003

www.waynebank.com

NORWOOD FINANCIAL CORP

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)

(unaudited)

	December 31
	2025	2024
ASSETS
Cash and due from banks	$32,118	$27,562
Interest-bearing deposits with banks	12,318	44,777

Cash and cash equivalents	44,436	72,339
Securities available for sale	408,782	397,846
Loans receivable	1,853,422	1,713,638
Less: Allowance for credit losses	19,882	19,843

Net loans receivable	1,833,540	1,693,795
Regulatory stock, at cost	6,623	13,366
Bank premises and equipment, net	22,971	19,657
Bank owned life insurance	46,089	46,657
Foreclosed real estate owned	771	—
Accrued interest receivable	9,250	8,466
Deferred tax assets, net	14,654	17,696
Goodwill	29,266	29,266
Other intangible assets	98	152
Other assets	8,362	18,222

TOTAL ASSETS	$2,424,842	$2,317,462

LIABILITIES
Deposits:
Non-interest bearing demand	$419,597	$381,479
Interest-bearing	1,659,048	1,477,684

Total deposits	2,078,645	1,859,163
Short-term borrowings	14,714	113,069
Other borrowings	59,419	101,793
Accrued interest payable	12,138	12,615
Other liabilities	17,769	17,314

TOTAL LIABILITIES	2,182,685	2,103,954
STOCKHOLDERS’ EQUITY
Preferred Stock, no par value per share, authorized 5,000,000 shares	—	—
Common Stock, $.10 par value per share, authorized: 20,000,000 shares, issued: 2025: 9,516,503 shares, 2024: 9,487,068 shares	952	949
Surplus	127,426	126,514
Retained earnings	141,130	124,963
Treasury stock, at cost: 2025: 222,645 shares, 2024: 214,161 shares	(6,008)	(5,797)
Accumulated other comprehensive loss	(21,343)	(33,121)

TOTAL STOCKHOLDERS’ EQUITY	242,157	213,508

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,424,842	$2,317,462

NORWOOD FINANCIAL CORP

Consolidated Statements of Income

(dollars in thousands, except per share data)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
INTEREST INCOME
Loans receivable, including fees	$28,666	$26,122	$109,910	$99,388
Securities	3,906	2,789	15,554	10,424
Other	474	574	1,064	2,768

Total Interest income	33,046	29,485	126,528	112,580
INTEREST EXPENSE
Deposits	11,334	10,984	43,681	42,334
Short-term borrowings	25	348	798	1,363
Other borrowings	743	1,528	3,725	6,692

Total Interest expense	12,102	12,860	48,204	50,389

NET INTEREST INCOME	20,944	16,625	78,324	62,191
PROVISION FOR CREDIT LOSSES	$468	$1,604	$1,773	$2,673

NET INTEREST INCOME AFTER PROVISION
FOR CREDIT LOSSES	20,476	15,021	76,551	59,518
OTHER INCOME (LOSS)
Service charges and fees	1,734	1,595	6,421	5,959
Income from fiduciary activities	228	224	1,033	943
Net realized (losses) gains on sales of securities	—	(19,962)	—	(19,962)
Gains on sales of loans, net	83	50	326	195
Gains on sales of foreclosed real estate owned	—	—	—	32
Earnings and proceeds on life insurance policies	268	275	1,088	1,056
Other	198	159	749	626

Total other income (loss)	2,511	(17,659)	9,617	(11,151)
OTHER EXPENSES
Salaries and employee benefits	7,155	6,690	26,928	25,018
Occupancy, furniture and equipment	1,390	1,291	5,478	5,049
Data processing and related operations	1,203	1,312	4,563	4,520
Taxes, other than income	192	163	770	615
Professional fees	898	504	3,148	2,173
FDIC Insurance assessment	423	335	1,552	1,344
Foreclosed real estate	0	9	142	54
Amortization of intangibles	11	15	54	69
Other	2,347	3,100	8,514	9,783

Total other expenses	13,619	13,419	51,149	48,625
INCOME BEFORE TAX EXPENSE (BENEFIT)	9,368	(16,057)	35,019	(258)
INCOME TAX EXPENSE (BENEFIT)	1,926	(3,406)	7,264	(98)

NET (LOSS) INCOME	$7,442	$(12,651)	$27,755	$(160)

Basic earnings (loss) per share	$0.81	$(1.54)	$3.01	$(0.02)

Diluted earnings per (loss) share	$0.81	$(1.54)	$3.01	$(0.02)

NORWOOD FINANCIAL CORP

NET INTEREST MARGIN ANALYSIS

(dollars in thousands)

				For the Quarter Ended
	December 31, 2025			September 30, 2025			December 31, 2024
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(2)	(1)	(3)	(2)	(1)	(3)	(2)	(1)	(3)
Assets
Interest-earning assets:
Interest-bearing deposits with banks Securities available for sale:	$46,766	$474	4.02%	$12,485	$144	4.58%	$46,629	$574	4.90%
Taxable	400,094	3,656	3.63	399,090	3,661	3.64	404,777	2,434	2.39
Tax-exempt (1)	44,700	316	2.80	44,074	312	2.81	65,628	449	2.72

Total securities available for sale (1)	444,794	3,972	3.54	443,164	3,973	3.56	470,405	2,883	2.44
Loans receivable (1) (4) (5)	1,835,902	28,786	6.22	1,802,046	28,267	6.22	1,690,650	26,246	6.18

Total interest-earning assets	2,327,462	33,232	5.66	2,257,695	32,384	5.69	2,207,684	29,703	5.35
Non-interest earning assets:
Cash and due from banks	31,388			31,050			27,283
Allowance for credit losses	(20,070)			(21,128)			(18,741)
Other assets	102,792			96,142			83,506

Total non-interest earning assets	114,110			106,064			92,048

Total Assets	$2,441,572			$2,363,759			$2,299,732

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand and money market	$640,265	$3,324	2.06	$579,145	$2,900	1.99	$528,330	$3,017	2.27
Savings	198,463	106	0.21	200,559	113	0.22	209,362	162	0.31
Time	848,216	7,904	3.70	822,491	7,717	3.72	764,819	7,805	4.06

Total interest-bearing deposits	1,686,944	11,334	2.67	1,602,195	10,730	2.66	1,502,511	10,984	2.91
Short-term borrowings	2,461	25	4.03	8,740	105	4.77	46,267	348	2.99
Other borrowings	68,025	743	4.33	81,125	899	4.40	133,620	1,528	4.55

Total interest-bearing liabilities	1,757,430	12,102	2.73	1,692,060	11,734	2.75	1,682,398	12,860	3.04
Non-interest bearing liabilities:
Demand deposits	413,238			416,150			394,001
Other liabilities	30,781			28,816			30,352

Total non-interest bearing liabilities	444,019			444,966			424,353
Stockholders’ equity	240,123			226,733			192,981

Total Liabilities and Stockholders’ Equity	$2,441,572			$2,363,759			$2,299,732

Net interest income/spread (tax equivalent basis)		21,130	2.93%		20,650	2.94%		16,843	2.31%
Tax-equivalent basis adjustment		(186)			(192)			(218)

Net interest income		$20,944			$20,458			$16,625

Net interest margin (tax equivalent basis)			3.60%			3.63%			3.04%

(1)	Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 21%.
(2)	Average balances have been calculated based on daily balances.
(3)	Annualized
(4)	Loan balances include non-accrual loans and are net of unearned income. (5) Loan yields include the effect of amortization of deferred fees, net of costs.

NORWOOD FINANCIAL CORP

NET INTEREST MARGIN ANALYSIS

(dollars in thousands)

					Year to Date
	December 31, 2025			September 30, 2025			December 31, 2024
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(2)	(1)	(3)	(2)	(1)	(3)	(2)	(1)	(3)
Assets
Interest-earning assets:
Interest-bearing deposits with banks Securities available for sale:	$24,822	$1,064	4.29%	$17,427	$590	4.53%	$51,433	$2,768	5.38%
Taxable	402,976	14,563	3.61	403,947	10,907	3.61	400,050	8,948	2.24
Tax-exempt (1)	44,294	1,254	2.83	44,157	938	2.84	68,041	1,868	2.75

Total securities available for sale (1)	447,270	15,817	3.54	448,104	11,845	3.53	468,091	10,816	2.31
Loans receivable (1) (4) (5)	1,791,569	110,422	6.16	1,776,629	81,636	6.14	1,646,128	99,815	6.06

Total interest-earning assets	2,263,661	127,303	5.62	2,242,160	94,071	5.61	2,165,652	113,399	5.24
Non-interest earning assets:
Cash and due from banks	30,376			30,035			26,629
Allowance for credit losses	(20,523)			(20,675)			(18,450)
Other assets	96,136			94,389			76,340
Total non-interest earning assets	105,989			103,749			84,519

Total Assets	$2,369,650			$2,345,909			$2,250,171

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand and money market	$585,289	$11,912	2.04	$566,762	$8,588	2.03	$476,106	$10,506	2.21
Savings	203,765	480	0.24	205,552	374	0.24	220,190	711	0.32
Time	821,710	31,289	3.81	812,778	23,385	3.85	744,895	31,117	4.18

Total interest-bearing deposits	1,610,764	43,681	2.71	1,585,092	32,347	2.73	1,441,191	42,334	2.94
Short-term borrowings	18,173	798	4.39	23,468	774	4.41	54,867	1,363	2.48
Other borrowings	84,543	3,725	4.41	90,110	2,981	4.42	146,195	6,692	4.58

Total interest-bearing liabilities	1,713,480	48,204	2.81	1,698,670	36,102	2.84	1,642,253	50,389	3.07
Non-interest bearing liabilities:
Demand deposits	399,948			395,470			393,616
Other liabilities	29,062			28,978			28,350

Total non-interest bearing liabilities	429,010			424,448			421,966
Stockholders’ equity	227,160			222,791			185,952
Total Liabilities and Stockholders’ Equity	$2,369,650			$2,345,909			$2,250,171

Net interest income/spread (tax equivalent basis)		79,099	2.81%		57,969	2.77%		63,010	2.17%
Tax-equivalent basis adjustment		(775)			(589)			(819)

Net interest income		$78,324			$57,380			$62,191

Net interest margin (tax equivalent basis)			3.49%			3.46%			2.91%

(1) Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 21%.
(2) Average balances have been calculated based on daily balances.
(3) Annualized
(4) Loan balances include non-accrual loans and are net of unearned income.
(5) Loan yields include the effect of amortization of deferred fees, net of costs.

NORWOOD FINANCIAL CORP

Financial Highlights (Unaudited)

(dollars in thousands, except per share data)

For the Three Months Ended December 31	2025	2024
Net interest income	$20,944	$16,625
Net income (loss)	7,442	(12,651)
Net interest spread (fully taxable equivalent)	2.93%	2.31%
Net interest margin (fully taxable equivalent)	3.60%	3.04%
Return on average assets	1.21%	-2.19%
Return on average equity	12.30%	-26.08%
Return on average tangible equity	14.01%	-30.77%
Basic earnings (loss) per share	$0.81	$(1.54)
Diluted earnings (loss) per share	$0.81	$(1.54)

For the Twelve Months Ended December 31	2025	2024
Net interest income	$78,324	$62,191
Net income (loss)	27,755	(160)
Net interest spread (fully taxable equivalent)	2.81%	2.17%
Net interest margin (fully taxable equivalent)	3.49%	2.91%
Return on average assets	1.17%	-0.01%
Return on average equity	12.22%	-0.09%
Return on average tangible equity	14.03%	-0.10%
Basic earnings (loss) per share	$3.01	$(0.02)
Diluted earnings (loss) per share	$3.01	$(0.02)

As of December 31	2025	2024
Total assets	$2,424,842	$2,317,462
Total loans receivable	1,853,422	1,713,638
Allowance for credit losses	19,882	19,843
Total deposits	2,078,645	1,859,163
Stockholders’ equity	242,157	213,508
Trust assets under management	213,912	205,097
Book value per share	$26.06	$23.02
Tangible book value per share	$22.90	$19.85
Equity to total assets	9.99%	9.21%
Allowance to total loans receivable	1.07%	1.16%
Nonperforming loans to total loans	0.34%	0.46%
Nonperforming assets to total assets	0.29%	0.34%

NORWOOD FINANCIAL CORP

Consolidated Balance Sheets (unaudited)

(dollars in thousands)

	December 31 2025	September 30 2025	June 30 2025	March 31 2025	December 31 2024
ASSETS
Cash and due from banks	$32,118	$50,348	$32,052	$31,729	$27,562
Interest-bearing deposits with banks	12,318	24,382	20,993	43,678	44,777

Cash and cash equivalents	44,436	74,730	53,045	75,407	72,339
Securities available for sale	408,782	403,989	402,460	408,742	397,846
Loans receivable	1,853,422	1,814,682	1,790,574	1,771,269	1,713,638
Less: Allowance for credit losses	19,882	19,911	20,908	20,442	19,843

Net loans receivable	1,833,540	1,794,771	1,769,666	1,750,827	1,693,795
Regulatory stock, at cost	6,623	6,163	7,538	7,616	13,366
Bank owned life insurance	46,089	45,821	46,099	46,914	46,657
Bank premises and equipment, net	22,971	22,292	21,608	20,273	19,657
Foreclosed real estate owned	771	—	—	—	—
Goodwill and other intangibles	29,364	29,375	29,387	29,402	29,418
Other assets	32,266	34,810	35,547	36,863	44,384

TOTAL ASSETS	$2,424,842	$2,411,951	$2,365,350	$2,376,044	$2,317,462

LIABILITIES
Deposits:
Non-interest bearing demand	$419,597	$424,027	$406,358	$391,377	$381,479
Interest-bearing deposits	1,659,048	1,649,941	1,591,476	1,613,071	1,477,684
Total deposits	2,078,645	2,073,968	1,997,834	2,004,448	1,859,163
Borrowings	74,133	72,071	111,850	118,590	214,862
Other liabilities	29,907	31,007	30,241	32,299	29,929

TOTAL LIABILITIES	2,182,685	2,177,046	2,139,925	2,155,337	2,103,954
STOCKHOLDERS’ EQUITY	242,157	234,905	225,425	220,707	213,508

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,424,842	$2,411,951	$2,365,350	$2,376,044	$2,317,462

NORWOOD FINANCIAL CORP

Consolidated Statements of Income (unaudited)

(dollars in thousands, except per share data)

Three months ended	December 31 2025	September 30 2025	June 30 2025	March 31 2025	December 31 2024
INTEREST INCOME
Loans receivable, including fees	$28,666	$28,141	$27,115	$25,988	$26,122
Securities	3,906	3,907	3,871	3,870	2,789
Other	474	144	220	226	574

Total interest income	33,046	32,192	31,206	30,084	29,485
INTEREST EXPENSE
Deposits	11,334	10,730	10,869	10,748	10,984
Borrowings	768	1,004	1,272	1,479	1,876

Total interest expense	12,102	11,734	12,141	12,227	12,860

NET INTEREST INCOME	20,944	20,458	19,065	17,857	16,625
PROVISION FOR (RELEASE OF) CREDIT LOSSES	468	(502)	950	857	1,604

NET INTEREST INCOME AFTER (RELEASE OF) PROVISION FOR CREDIT LOSSES	20,476	20,960	18,115	17,000	15,021
OTHER INCOME
Service charges and fees	1,734	1,660	1,514	1,513	1,595
Income from fiduciary activities	228	254	226	325	224
Net realized (losses) gains on sales of securities	—	—	—	—	(19,962)
Gains on sales of loans, net	83	130	65	47	50
Gains on sales of foreclosed real estate owned	—	—	—	—	—
Earnings and proceeds on life insurance policies	268	268	266	286	275
Other	198	193	177	180	159

Total other income	2,511	2,505	2,248	2,351	(17,659)
OTHER EXPENSES
Salaries and employee benefits	7,155	6,696	6,605	6,472	6,690
Occupancy, furniture and equipment, net	1,390	1,361	2,538	1,378	1,291
Foreclosed real estate	—	1	137	4	9
FDIC insurance assessment	423	368	355	406	335
Other	4,651	4,508	2,896	3,804	5,094

Total other expenses	13,619	12,934	12,531	12,064	13,419
INCOME BEFORE TAX (BENEFIT) EXPENSE	9,368	10,531	7,832	7,287	(16,057)
INCOME TAX (BENEFIT) EXPENSE	1,926	2,197	1,627	1,514	(3,406)

NET (LOSS) INCOME	$7,442	$8,334	$6,205	$5,773	$(12,651)

Basic earnings (loss) per share	$0.81	$0.89	$0.67	$0.63	$(1.54)

Diluted earnings (loss) per share	$0.81	$0.89	$0.67	$0.63	$(1.54)

Book Value per share	$26.06	$25.36	$24.34	$23.84	$23.02
Tangible Book Value per share	22.90	22.19	21.17	20.66	19.85
Return on average assets (annualized)	1.21%	1.40%	1.06%	1.01%	-2.19%
Return on average equity (annualized)	12.30%	14.58%	11.14%	10.73%	-26.08%
Return on average tangible equity (annualized)	14.01%	16.76%	12.83%	12.40%	-30.77%
Net interest spread (fte)	2.93%	2.94%	2.75%	2.61%	2.31%
Net interest margin (fte)	3.60%	3.63%	3.43%	3.30%	3.04%
Allowance for credit losses to total loans	1.07%	1.10%	1.17%	1.15%	1.16%
Net charge-offs to average loans (annualized)	0.13%	0.13%	0.08%	0.07%	0.12%
Nonperforming loans to total loans	0.34%	0.36%	0.45%	0.45%	0.46%
Nonperforming assets to total assets	0.29%	0.31%	0.34%	0.33%	0.34%

NORWOOD FINANCIAL CORP

Reconciliation of Non-GAAP Adjustments for 2025 Merger Charges

Adjusted Return on Average Assets

(Dollars in thousands)

	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025	Twelve Months Ended December 31, 2025
Net (loss) income	$8,334	$7,442	$27,755
Average assets	2,363,759	2,441,572	2,369,516
Return on average assets (annualized)	1.40%	1.21%	1.17%
Net income	8,334	7,442	27,755
Merger Expenses	568	520	1,238
Tax effect at 21%	(119)	(109)	(260)

Adjusted Net Income (Non-GAAP)	8,783	7,853	28,733
Average assets	2,363,759	2,441,572	2,369,516
Adjusted return on average assets (annualized)
(Non-GAAP)	1.47%	1.28%	1.21%

Adjusted Return on Average Tangible Shareholders’ Equity
(Dollars in thousands)

	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025	Twelve Months Ended December 31, 2025
Net income	$8,334	$7,442	$27,755
Average shareholders’ equity	226,733	240,123	227,160
Average intangible assets	(29,380)	(29,369)	(29,388)
Average tangible shareholders’ equity	197,353	210,754	197,772
Return on average tangible shareholders’ equity (annualize)	16.76%	14.01%	14.03%
Net income	8,334	7,442	27,755
Merger Expenses	568	520	1,238
Tax effect at 21%	(119)	(109)	(260)

Adjusted Net Income (Non-GAAP)	8,783	7,853	28,733
Average tangible shareholders’ equity	197,353	210,754	197,772
Adjusted return on average shareholders’ equity (annualized)
(Non-GAAP)	17.66%	14.78%	14.53%

Adjusted Earnings Per Share
(Dollars in thousands)

	Three Months Ended September 30, 2025	Three Months Ended December 31, 2025	Twelve Months Ended December 31, 2025
GAAP-Based Earnings Per Share, Basic	$0.89	$0.81	$3.01
GAAP-Based Earnings Per Share, Diluted	$0.89	$0.81	$3.01
Net income	8,334	7,442	27,755
Merger Expenses	568	520	1,238
Tax effect at 21%	(119)	(109)	(260)

Adjusted Net Income (Non-GAAP)	8,783	7,853	28,733
Adjusted Earnings per Share, Basic (Non-GAAP)	$0.94	$0.85	$3.11
Adjusted Earnings per Share, Diluted (Non-GAAP)	$0.94	$0.85	$3.11

Tangible Book Value
(Dollars in thousands)

	September 30, 2025	December 31, 2025
Total shareholders’ equity	234,905	242,157
Adjustments:
Goodwill	(29,266)	(29,266)
Other intangible assets	(109)	(98)

Tangible common equity (Non-GAAP)	205,530	212,793
Common shares outstanding	9,262,325	9,293,858
Book value per common share	25.36	26.06
Tangible book value per common share (Non-GAAP)	22.19	22.90

NORWOOD FINANCIAL CORP

Reconciliation of Non-GAAP Adjustments for 2024 Loss on Sale of Securities

Adjusted Return on Average Assets
(Dollars in thousands)
	Three Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2024	2024
Net loss	$(12,651)	$(160)
Average assets	2,299,732	2,250,171
Return on average assets (annualized)	-2.19%	-0.01%
Net loss	(12,651)	(160)
Net realized losses on sale of securities	19,962	19,962
Tax effect at 21%	(4,192)	(4,192)

Adjusted Net Income (Non-GAAP)	3,119	15,610
Average assets	2,299,732	2,250,171
Adjusted return on average assets (annualized)
(Non-GAAP)	0.54%	0.69%

Adjusted Return on Average Tangible Shareholders’ Equity
(Dollars in thousands)
	Three Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2024	2024
Net loss	$(12,651)	$(160)
Average shareholders’ equity	192,981	185,952
Average intangible assets	29,424	29,449

Average tangible shareholders’ equity	163,557	156,503
Return on average tangible shareholders’ equity (annualized)	-30.77%	-0.10%
Net loss	(12,651)	(160)
Net realized losses on sale of securities	19,962	19,962
Tax effect at 21%	(4,192)	(4,192)

Adjusted Net Income (Non-GAAP)	3,119	15,610
Average tangible shareholders’ equity	163,557	156,503
Adjusted return on average shareholders’ equity (annualized)
(Non-GAAP)	7.59%	9.97%

Adjusted Earnings Per Share
(Dollars in thousands)
	Three Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2024	2024
GAAP-Based Earnings Per Share, Basic	$(1.54)	$(0.02)
GAAP-Based Earnings Per Share, Diluted	$(1.54)	$(0.02)
Net loss	(12,651)	(160)
Net realized losses on sale of securities	19,962	19,962
Tax effect at 21%	(4,192)	(4,192)

Adjusted Net Income (Non-GAAP)	3,119	15,610
Adjusted Earnings per Share, Basic (Non-GAAP)	$0.38	$1.93
Adjusted Earnings per Share, Diluted (Non-GAAP)	$0.38	$1.93

Tangible Book Value
(Dollars in thousands)
	December 31,
	2024
Total shareholders’ equity	213,508
Adjustments:
Goodwill	(29,266)
Other intangible assets	(152)

Tangible common equity (Non-GAAP)	184,090
Common shares outstanding	9,272,906
Book value per common share	23.02
Tangible book value per common share (Non-GAAP)	19.85

NORWOOD FINANCIAL CORP

Reconciliation of Non-GAAP Adjustments for 2025 Merger Charges and Loss on Sale of Securities

Pre Provision Net Revenue
(Dollars in thousands)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
Income before tax expense (GAAP)	$9,368	$(16,057)	$35,019	$(258)
Provision for (release of) credit losses	468	1,604	1,773	2,673

Pre provision net revenue (PPNR) (Non-GAAP)	9,836	(14,453)	36,792	2,415
Merger expenses and net realize losses on sale of securities	520	19,962	1,238	19,962

PPNR adjusted for merger expenses (Non-GAAP)	10,356	5,509	38,030	22,377

Three Months Ended September 30, 2025
Income before tax expense (GAAP)	$10,531
Provision for (release of) credit losses	(502)

Pre provision net revenue (PPNR) (Non-GAAP)	10,029
Merger expenses	568

PPNR adjusted for merger expenses (Non-GAAP)	10,597

Exhibit 99.2 Q4 2025 Earnings Presentation J a n u a r y 2 2 , 2 0 2 6

Forward-looking Statements and Additional Information This presentation contains forward-looking statements within the meaning of the federal securities laws that are made by Norwood Financial Corp (“Norwood”). All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectations of Norwood and members of its board of directors and senior management teams. Investors and security holders are cautioned that such statements are predictions, and are not guarantees of future performance. Actual events or results may differ materially. Expected financial results or other plans are subject to a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Norwood’s control. Additional risks and uncertainties may include, but are not limited to, the risk that expected cost savings, revenue synergies and other financial benefits from the recently completed merger with PB Bankshares, Inc. (“PB Bankshares”) may not be realized or take longer than expected to realize; the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the integration of PB Bankshares’ business and operations with those of Norwood may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Norwood’s existing businesses; the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected; the ability to achieve anticipated merger-related operational efficiencies; the ability to enhance revenue through increased market penetration, expanded lending capacity and product offerings; changes in monetary and fiscal policies of the Federal Reserve Board and the U. S. Government, particularly related to changes in interest rates; changes in general economic conditions, especially the effects of current fluctuations in tariff policies, impacts of workforce deportations, the proliferation of legal actions challenging government policies, and substantial reductions in force of government and non-government organization employees, all of which may put pressure on supply chains and exacerbate market volatility; occurrence of natural or man-made disasters or calamities, including health emergencies, the spread of infectious diseases, pandemics or outbreaks of hostilities, or the effects of climate change, and the ability of Norwood and its customers to deal effectively with disruptions caused by the foregoing; legislative or regulatory changes; downturn in demand for loan, deposit and other financial services in our market area; increased competition from other banks and non-bank providers of financial services; technological changes and increased technology-related costs; and changes in accounting principles, or the application of generally accepted accounting principles. For further information regarding these risks and uncertainties and additional factors that could cause results to differ materially from those contained in the forward-looking statements, see the forward-looking statement disclosure contained in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, as well as the other documents subsequently filed by Norwood with the Securities and Exchange Commission (www.sec.gov). Due to these and other possible uncertainties and risks, Norwood can give no assurance that the results contemplated in the forward-looking statements will be realized, and readers are cautioned not to place undue reliance on the forward-looking statements contained in this presentation. Forward-looking statements are based on information currently available to Norwood, and Norwood assumes no obligation and disclaim any intent to update any such forward-looking statements. All forward-looking statements, express or implied, included in the presentation are qualified in their entirety by this cautionary statement. NON-GAAP FINANCIAL MEASURES In addition to results presented in accordance with GAAP, this presentation includes certain non-GAAP financial measures. Norwood believes these non-GAAP financial measures provide additional information that is useful to investors in helping to understand underlying financial performance and condition and trends of Norwood. Non-GAAP financial measures have inherent limitations. Readers should be aware of these limitations and should be cautious with respect to the use of such measures. To compensate for these limitations, non-GAAP measures are used as comparative tools, together with GAAP measures, to assist in the evaluation of operating performance or financial condition. These measures are also calculated using the appropriate GAAP or regulatory components in their entirety and are computed in a manner intended to facilitate consistent period-to-period comparisons. Norwood’s method of calculating these non-GAAP measures may differ from methods used by other companies. These non-GAAP measures should not be considered in isolation or as a substitute or an alternative for those financial measures prepared in accordance with GAAP or in-effect regulatory requirements. Numbers in this presentation may not sum due to rounding. Where non-GAAP financial measures are used, the most directly comparable GAAP or regulatory financial measure, as well as the reconciliation to the most directly comparable GAAP or regulatory financial measure, can be found in this presentation. 2

Q4 2025 Summary Selected Financial Highlights Key Messages (all comps Y/Y) The team delivered a strong Q4 to close out the year $20.9M 2.93% 1 1 with momentum as we build towards a bright future Net Interest Spread (fte) Net Interest Income +62 bps +26% Strong financial position due to Q4 2024 portfolio repositioning drove performance by improving $10.3M 2 3.60% margins, increasing profitability, and growing assets Adjusted Pre Provision 1 Net Interest Margin (fte) 1 Net Revenue +56 bps +47% Presence Bank acquisition expanded our geographic presence, increased our asset base, and strengthened 3 our team to better serve our communities $0.85 $7.4M 1 1 Adjusted Net Income Adjusted Diluted EPS Well positioned to continue momentum into 2026, +139% +124% with focus on strategic priorities to create a stronger 4 organization with ingrained high-performance culture 1.21% 14.03% Adjusted Return on Adjusted Return on Our employees continue to live out our values, making 1 1 Average Assets Tangible Equity 5 us and our communities Every Day Better +67 bps +644 bps 1) See appendix for Non-GAAP reconciliation 3

Growing and Fortifying the Norwood Franchise Growing Our Branch Footprint Fortifying Our Financial Position Cooperstown NASDAQ: NWFL $2.4B Oneonta 33 2 13 Total Assets Headquarters: Honesdale, PA Offices States Counties Honesdale Founded: 1871 $1.9B Milford Total Gross Loans Scranton Employees: 281 Stroudsburg Dividend Yield: 4.6% NY $2.1B Geneva Total Deposits Rejoined the Russell 2000 Index in 2023 $242M Total Equity PA Acquired Presence NJ $269M Bank Branches Market Cap $1B - $5B in Asset Size Note: Financials as of December 31, 2025 and does not include Presence Bank acqisition; Market cap and dividend yield data as of January 21, 2026 Source: S&P Capital IQ Pro

Strength. Security. Stability.

Key Tenets for Success

- Customers
- Employees
- Community
- Shareholders

150+ Years in Business

Unified brand: Consolidated Wayne Bank, the Bank of Cooperstown, Bank of the Finger Lakes, and Presence Bank (in April 2026) under single Wayne Bank brand

Committed to the same community banking mission and core values instated upon our founding in 1871

Rewarding Shareholders

Focused on achieving above-peer performance targets bolstered by our competitive strength in markets of operation

Repositioned the balance sheet to improve performance in 2025 and beyond

Record of 32 consecutive years of increasing cash dividends

Growth & Expansion

Consistent record of organic growth bolstered by four successful acquisitions between 2011 and 2026, including Presence Bank

Focused on expanding fee income lines such as wealth/trust, mortgage and treasury management services

A Community Pillar

Mission Statement: "Helping the community grow by serving businesses and their employees"

The Bank and its employees are key contributors to several local charities

Focused on small business and local relationships

Disciplined, Opportunistic Growth Strategy A History of Organic Growth and Successful Acquisitions 1 Acquired Branches NY $0.5 PA $0.5 $2.4 $2.3 $2.2 $2.1 $2.0 $0.4 $1.4 $1.2 $1.2 $0.2 $1.1 $0.8 $0.7 $0.7 $0.7 $0.7 $0.5 $0.5 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Pro Forma NWFL Assets ($B) Acquired Assets ($B) Note: Acquired branches on map reflect the branches existing today and exclude pending Presence Bank acquisition 1. Presence Bank acquisition announced July 7, 2025; expected to close Q4 2025 or Q1 2026

2026 Strategic Priorities Focused on Actions that will Create Value and Build Momentum Integrate IT and HR systems to create seamless, unified organization Successfully complete Standardize on operations and customer engagement Presence Bank integration Implement sharing of best practices Implement commercial system from PB to drive efficiency and manage risk, empowering Increase operating efficiency employees to do more and elevate the customer Utilize AI embedded in PB processes across the organization as part of integration experience through AI Assess AI implementation and pursue highest value opportunities Invest in our people to empower them to serve our communities Cascade strategic priorities throughout organization Strengthen our talent pool and Janak M. Amin joins as EVP and Chief Operating Officer; Larry Witt as Chief Information deepen our leadership bench Officer; Douglas Byers, Head of Treasury Management; Joseph W. Carroll and Spencer J. Andress join NWFL Board of Directors Maintain strong financial position Grow asset base through increasing deposits and investment decisions and continued Increase shareholder value strategic M&A Enhance shareholder returns through a reliable and growing dividend 7

Positioning the Bank for Continued Growth Improving Financial Performance Actions Taken to Drive Results 1 Adjusted Earnings Per Share Reduction in EPS from 2022 to 2023 due to reduction in net interest income and increase in provision for credit losses due to rising interest rates $3.58 $3.04 Repositioned the portfolio in 2024 to improve health and $3.01 $2.07 $1.93 reduce interest rate variability Presence Bank acquisition in 2025 further strengths our 2021 2022 2023 2024 2025 financial position and provides us with a larger organization to scale as we serve our communities Tangible Book Value Per Share $22.90 $21.63 $19.85 $18.69 $17.24 2021 2022 2023 2024 2025 1) See appendix for Non-GAAP reconciliation

Loan Portfolio Overview Small Business Lending, Granular Relationships and Limited Industry Concentration Loan Portfolio By Category Historical Asset Yields C&I 1-4 Family 14% 6.22% 6.22% 6.18% 14% 6.16% 6.13% 6.08% 5.98% 5.90% Const & Land 5.69% 5.66% 5.60% 5% 5.54% 5.35% 5.31% 5.17% Consumer 5.08% Indirect Total 1% 18% $1.8B 2024 Q1 2024 Q2 2024 Q3 2024 Q4 2025 Q1 2025 Q2 2025 Q3 2025 Q4 CRE Home Eq Yield on Loans Yield on Interest Earning Assets 43% 5% CRE Loans by Industry Investor 1-4 Family Rental Real Estate 10% $87K Average Loan Size 23% Agriculture $259K Average Commercial Loan Size 7% Total 15% Adjustable, 33% Floating, and 52% Fixed Rate Multi Family $803M 8% Office Exposure: 7 loans for ~$4.2M Owner Occupied CRE Ratio: 147% (as of Q3 2025) 52%

Strong Historical Credit Quality Credit Quality Ratios 2021 2022 2023 2024 2025 Non-performing Loans / 0.05% 0.08% 0.48% 0.46% 0.34% Loans Net Charge Offs / Loans 0.07% 0.02% 0.39% 0.10% 0.03% ACL / Loans 1.21% 1.15% 1.18% 1.16% 1.07% Reserves/NPAs 664% 1,165% 246% 252% 280%

Deposit Portfolio Overview Attractive Retail Franchise Bolstered by Commercial and Municipal Relationships Historical Funding Costs Deposit Portfolio by Category 2.50% NIB Demand 2.49% 2.46% 2.43% 20% 2.39% 2.30% 2.21% 2.21% Time 2.34% 2.32% 2.30% Deposts 2.26% 2.25% 42% 2.17% Total IB Demand 2.14% 2.11% 19% $1.8B 2024 Q1 2024 Q2 2024 Q3 2024 Q4 2025 Q1 2025 Q2 2025 Q3 2025 Q4 Cost of Deposits Cost of Funds Savings MMDA 10% 9% Deposit Composition Over Time 20% 22% 21% 25% 25% $30K Average Account Size 14% 17% 19% 11% 14% 12% 10% 9% 18% 16% 10% 13% 11% 6.2% 5-Yr Organic Compound Annual Growth Rate 16% 16% 41% 42% 40% 30% 29% $462M in Municipal Deposits 2021 2022 2023 2024 2025 Time Deposits Savings MMDA IB Demand NIB Demand

Interest Rate Sensitivity Net Interest Income Sensitivity 0.9% 0.8% 0.5% -0.2% -0.3% -1.0% -1.6% -1.7% -3.5% -3.6% -5.6% -5.6% -300 -200 -100 Base +100 +200 +300 Q3 2025 Q3 2024 Sensitivity to Net Interest Income over a 1-year time horizon, given a change in interest rates

Investment Proposition Strong local ties providing consistent Disciplined underwriting culture and sound growth opportunities Experienced Executive Team, aligned Granular loan and deposit with Board of Directors, focused on portfolio tied to our community delivering shareholder return Well-positioned to take Attractive financial profile advantage of market dislocation enhanced by recent repositioning and M&A opportunities Strength. Security. Stability.

APPENDIX

Non-GAAP Financial Measures Adjusted Return on Average Assets (Dollars in thousands) Three Months Three Months Twelve Months Ended Ended Ended September 30, December 31, December 31, 2025 2025 2025 Net (loss) income $ 8,334 $ 7,442 $ 27,755 Average assets 2,363,759 2,441,572 2,369,516 Return on average assets (annualized) 1.40% 1.21% 1.17 % Net (loss) income 8,334 7,442 27,755 Merger Expenses 568 520 1,238 Tax effect at 21% (119) (109) (260) Adjusted Net Income (Non-GAAP) 8,783 7,853 28,733 Average assets 2,363,759 2,441,572 2,369,516 Adjusted return on average assets (annualized) (Non-GAAP) 1.47% 1.28% 1.21 % Adjusted Return on Average Tangible Shareholders' Equity (Dollars in thousands) Three Months Three Months Twelve Months Ended Ended Ended September 30, December 31, December 31, 2025 2025 2025 Net (loss) income $ 8,334 $ 7,442 $ 27,755 Average shareholders' equity 226,733 240,123 227,160 Average intangible assets 29,380 29,369 29,388 Average tangible shareholders' equity 197,353 210,754 197,772 Return on average tangible shareholders' equity (annualized) 16.76% 14.01% 14.03 % Net (loss) income 8,334 7,442 27,755 Merger Expenses 568 520 1,238 Tax effect at 21% (119) (109) (260) Adjusted Net Income (Non-GAAP) 8,783 7,853 28,733 Average tangible shareholders' equity 197,353 210,754 197,772 Adjusted return on average shareholders' equity (annualized) (Non-GAAP) 17.66% 14.78% 14.53% 15

Non-GAAP Financial Measures (continued) Adjusted Earnings Per Share (Dollars in thousands) Three Months Three Months Twelve Months Ended Ended Ended September 30, December 31, December 31, 2025 2025 2025 GAAP-Based Earnings Per Share, Basic $ 0.89 $ 0.81 $ 3.01 GAAP-Based Earnings Per Share, Diluted $ 0.89 $ 0.81 $ 3.01 Net income 8,334 7,442 27,755 Merger Expenses 568 520 1,238 Tax effect at 21% (119) (109) (260) Adjusted Net Income (Non-GAAP) 8,783 7,853 28,733 Adjusted Earnings per Share, Basic (Non-GAAP) $ 0.94 $ 0.85 $ 3.11 Adjusted Earnings per Share, Diluted (Non-GAAP) $ 0.94 $ 0.85 $ 3.11 Tangible Book Value (Dollars in thousands) September 30, December 31, 2025 2025 Total shareholders' equity 234,905 242,157 Adjustments: Goodwill (29,266) (29,266) Other intangible assets (109) (98) Tangible common equity (Non-GAAP) 205,530 212,793 Common shares outstanding 9,262,325 9,293,858 Book value per common share 25.36 26.06 16 Tangible book value per common share (Non-GAAP) 22.19 22.90

Non-GAAP Financial Measures (continued) Adjusted Return on Average Assets (Dollars in thousands) Three Months Twelve Months Ended Ended December 31, December 31, 2024 2024 Net (loss) income $ (12,651) $ (160) Average assets 2,299,732 2,250,171 Return on average assets (annualized) -2.19% -0.01 % Net (loss) income (12,651) (160) Net realized losses on sale of securities 19,962 19,962 Tax effect at 21% (4,192) (4,192) Adjusted Net Income (Non-GAAP) 3,119 15,610 Average assets 2,299,732 2,250,171 Adjusted return on average assets (annualized) (Non-GAAP) 0.54% 0.69 % Adjusted Return on Average Tangible Shareholders' Equity (Dollars in thousands) Three Months Twelve Months Ended Ended December 31, December 31, 2024 2024 Net (loss) income $ (12,651) $ (160) Average shareholders' equity 192,981 185,952 Average intangible assets 29,424 29,449 Average tangible shareholders' equity 163,557 156,503 Return on average tangible shareholders' equity (annualized) -30.77% -0.10 % Net (loss) income (12,651) (160) Net realized losses on sale of securities 19,962 19,962 Tax effect at 21% (4,192) (4,192) Adjusted Net Income (Non-GAAP) 3,119 15,610 Average tangible shareholders' equity 163,557 156,503 Adjusted return on average shareholders' equity (annualized) (Non-GAAP) 7.59% 9.97% 17

Non-GAAP Financial Measures (continued) Adjusted Earnings Per Share (Dollars in thousands) Three Months Twelve Months Ended Ended December 31, December 31, 2024 2024 GAAP-Based Earnings Per Share, Basic $ (1.54) $ (0.02) GAAP-Based Earnings Per Share, Diluted $ (1.54) $ (0.02) Net (Loss) Income (12,651) (160) Net realized losses on sale of securities 19,962 19,962 Tax effect at 21% (4,192) (4,192) Adjusted Net Income (Non-GAAP) 3,119 15,610 Adjusted Earnings per Share, Basic (Non-GAAP) $ 0.38 $ 1.93 Adjusted Earnings per Share, Diluted (Non-GAAP) $ 0.38 $ 1.93 Tangible Book Value (Dollars in thousands) December 31, 2024 Total shareholders' equity 213,508 Adjustments: Goodwill (29,266) Other intangible assets (152) Tangible common equity (Non-GAAP) 184,090 Common shares outstanding 9,272,906 Book value per common share 23.02 Tangible book value per common share (Non-GAAP) 19.85 18

Non-GAAP Financial Measures (continued) Pre Provision Net Revenue (Dollars in thousands) Three Months Ended December 31, Twelve Months Ended December 31, 2025 2024 2025 2024 Income before tax expense (GAAP) $ 9,368 $ (16,057) $ 35,019 $ (258) Provision for (release of) credit losses 468 1,604 1,773 2,673 Pre provision net revenue (PPNR) (Non-GAAP) 9,836 (14,453) 36,792 2,415 Merger expenses and net realize losses on sale of securities 520 19,962 1,238 19,962 PPNR adjusted for merger expenses (Non-GAAP) 10,356 5,509 38,030 22,377 Three Months Ended September 30, 2025 Income before tax expense (GAAP) $ 10,531 Provision for (release of) credit losses (502) Pre provision net revenue (PPNR) (Non-GAAP) 10,029 Merger expenses 568 PPNR adjusted for merger expenses (Non-GAAP) 10,597 19

Thank You